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September 23, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Ed Bartz, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-7455

Post-Effective Amendment No.102

Dear Mr. Bartz:

Thank you for your telephonic comments on September 4, 2019, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2019. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on September 30, 2019.

Comment 1.       New fund, legality opinion. In light of this being a new fund, please provide a new legality opinion with your next filing.

Response 1.       We will file a new legality opinion with our upcoming filing under Rule 485(b).

Comment 2.       Page 1, Fees and Expenses. Please provide completed fees and expenses tables and example table either as a correspondence filing or via email so that the Staff has an opportunity to review and comment.

Response 2.       We are providing completed tables as requested as Appendix A to this response letter.

Comment 3.       Page 2, Principal Investment Strategies, first paragraph. Regarding the stated capitalization range ($0 to $27.6 billion), the Staff believes the upper limit of $27.6 billion is too high for definition of a mid-cap stock and would expect to see a figure more in the area of $15 billion. Please explain supplementally why you consider this description to be appropriate. (Please refer to SEC Name Rule FAQ #6.)

Response 3.       In defining the market cap range for the Fund, we used as a guideline an industry index, which is one of the options suggested in the Rule 35(d) FAQ. The Fund’s subadviser considers small- and mid-cap companies to be those having a market capitalization in the range of the MSCI All Country World (ACWI) ex-U.S. SMID Index, which covers approximately 28% of the free float-adjusted market capitalization in each country in the Index. On a rolling 3-year basis as of 4/30/2019, the Index included companies with market capitalizations up to and including $27.6 billion.

As of 4/30/2019, the top 21 companies, 5.4% of the Index, had market caps in excess of the $15 billion limit recommended by the SEC. Excluding those from the universe of available companies would make the Fund an outlier relative to its benchmark and peers, many of which also use the market capitalization range of the MSCI ACWI ex US SMID Index to define small- and mid-cap companies.

Securities distributed by VP Distributors, LLC

Comment 4.       Page 2, Principal Investment Strategies, first paragraph. Regarding the description of how the fund determines location of an issuer, please explain supplementally how the country where an issuer is incorporated or its place of domicile satisfies the economic ties test.

Response 4.       A company is economically tied to the country where it is incorporated (country of organization) or its place of domicile (its principal place of business) due to the local macroeconomic factors and risks in the country, including but not limited to political instability or regulations, unemployment, inflation, interest rates, taxation, and trade issues that may affect the ability for the company to earn revenues and profits, and therefore have an effect on the value of the business. We also note that the SEC’s Rule 35d-1 as originally proposed would have required that investment companies with names indicating their assets were tied economically to a particular country or geographic region invest in securities that met one of three specific criteria, with the country of organization or principal place of business being the first of those criteria.

Comment 5.       Page 2, Principal Investment Strategies, first paragraph. Regarding the statement that the fund will consider “the country in which the greatest percentage of company revenue is generated” when determining location of an issuer, please note that the Staff believes that at least 50% of a company’s revenue should originate in the country identified as its location. Please refer to Note 24 of the SEC Name Rule Release.

Response 5.       In the event an issuer does not make more than 50% of its revenue or profits in any one country, we believe that using a greatest percentage test would appropriately illustrate that the issuer is tied economically to the particular country determined to be its “location” and conforms in spirit with the SEC’s originally proposed 50% test. We also note that the 50% of revenue or profits test was not included in the final SEC Name Rule, along with several other proposed criteria that were ultimately considered too restrictive.

Comment 6.       Page 2, Principal Risks Please arrange the listed risks so that they appear in order of importance rather than alphabetically. Alternatively, it would be acceptable to list the top three or more risks in order of importance with the remainder listed alphabetically.

Response 6.       We have revised the Principal Risks so that the six risks believed to be the most significant appear first in order of importance, followed by the remaining risks in alphabetical order, as suggested by our examiner.

Comment 7.       Page 4, Payments to Broker-Dealers and Other Financial Intermediaries. Please remove the second paragraph regarding Class R6 Shares. This information is not required by Item 8 of Form N-1A and is therefore not permitted. Please either move the referenced disclosure to another location in the prospectus, or add a parenthetical to the first paragraph excluding Class R6 Shares.

Response 7.       We acknowledge that the referenced disclosure does not strictly comply with Item 8; however, we believe that the existing disclosure concerning payments to financial intermediaries and potential conflicts caused thereby does not apply to the circumstances of sales of R6 Shares since no such payments are made. We believe the referenced disclosure provides clarity around the structure of Class R6 Shares that was perhaps not anticipated as necessary at the last update of Form N-1A when these types of share classes did not yet exist in the market, but due to current markets and class structures provides important information to potential investors and intermediaries. We have therefore made no changes in response to this comment.

Comment 8.       SAI, Page 53, Investment Restriction #2 and first paragraph following list of investment restrictions. Regarding the “look-through” statement, please revised to indicate that the fund will consider the investments of unaffiliated funds.

Response 8.       Please refer to the first sentence of the referenced paragraph where we state “the subadviser will consider the concentration policy of any mutual funds and closed-end funds.” We believe this statement addresses the Staff’s concern regarding look-through and have therefore made no changes in response to this comment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood

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APPENDIX A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	0.90%	0.90%	0.90%	0.90%
Distribution and Shareholder Servicing (12b-1) fees	0.25%	1.00%	None	None
Other Expenses(b)	1.04%	1.04%	1.04%	1.03%
Total Annual Fund Operating Expenses	2.19%	2.94%	1.94%	1.93%
Less: Fee Waiver and/or Expense Reimbursement(c)	(0.74)%	(0.74)%	(0.74)%	(0.83)%
Total Annual Fund Operating Expenses After Expense Reimbursement(c)	1.45%	2.20%	1.20%	1.10%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage expenses, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.45% for Class A Shares, 2.20% for Class C Shares, 1.20% for Class I Shares and 1.10% for Class R6 Shares through January 31, 2021. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, or at the time of recapture.

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